GrabAGun Digital Holdings Inc.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL, 33480

June 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street N.E.

Washington, D.C. 20549

Re:	GrabAGun Digital Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed June 16, 2025
File No. 333-286021

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GrabAGun Digital Holdings Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective on or before 5:30 pm ET June 20, 2025.

Very truly yours,

/s/ Omeed Malik
Omeed Malik
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP